[Letterhead of Sullivan & Cromwell LLP]

September 14, 2015

Via EDGAR correspondence

Ms. Sonia Gupta Barros,

        Assistant Director,

                Office of Real Estate and Commodities,

                        Division of Corporation Finance,

                                 Securities and Exchange Commission,

                                         100 F Street, N.E.,

                                                 Washington, DC 20549.

Re:	Forest City Realty Trust, Inc. – Registration
Statement on Form S-4; File No. 333-205607

Dear Ms. Barros:

This letter is provided as follow-up to my discussion with you and your colleague, David Orlic, by telephone last week in which you requested additional information about the registrant’s analysis of the Staff’s unbundling comment as it applies to two specific features – cumulative voting and appraisal rights.

As is noted in guidance published by the Division of Corporation Finance (e.g., Manual of Publicly Available Telephone Interpretations; Fifth Supplement, 2004), Rule 14a-4(a)(3), referred to as the “unbundling rule”, provides that in certain circumstances charter or bylaw provisions should be presented to shareholders for approval as separate matters (i.e., should be unbundled from other matters being submitted for vote).

As an initial matter, except for the immaterial exception described more fully below relating to appraisal rights, the specific features – cumulative voting and appraisal rights – about which you have inquired were not unbundled because the differences relating to them do not arise as a result of the charter of Forest City Realty Trust, Inc. (“FCRT”), the acquiring company for purposes of the unbundling rule, but instead exist as a consequence of the relevant underlying statute. It is for this reason that the registrant, Forest City Enterprises, Inc. (“FCE”), did not attempt to present a separate decision for its shareholders on either feature. The “Comparison of Rights” section of the registration statement explains more fully how these two features apply in respect of FCE and FCRT. Set out below is a summary description of each feature.

Ms. Sonia Gupta Barros,	-2-

Cumulative Voting: Under the Ohio General Corporation Law (the “OGCL”), shareholders of an Ohio corporation have a statutory right to vote cumulatively in the election of directors (see Ohio Revised Code Section 1701.55(C)). By contrast, the Maryland General Corporation Law (the “MGCL”) does not provide shareholders with such a right. While both the OGCL and the MGCL permit a corporation to vary from the statutory default by provision in its charter, both charters are silent on the matter – that is, neither FCE in its articles nor FCRT in its charter varies from the applicable statutory default. The disclosure in the registration statement explains this difference so that shareholders will understand one of the consequences of becoming shareholders of a Maryland corporation (instead of an Ohio corporation). Put simply, as noted above, the source of the difference is statutory, not a difference between the FCE articles and the FCRT charter, and FCE’s shareholders are not being asked to take any action relative to cumulative voting.

Appraisal Rights: Similarly, appraisal rights originate from the OGCL and the MGCL, not from the charter or bylaws of either FCE or FCRT. Under both the OGCL and the MGCL, the availability of appraisal rights is significantly limited (or eliminated) in the case of a company whose shares are listed on a national securities exchange, as is the case with FCE today and as will be the case for FCRT following the merger.

That said, as is reflected in the “Comparison of Rights” section of the registration statement, under the MGCL there is a very narrow situation (described in the next paragraph) in which statutory appraisal rights could be made available to stockholders notwithstanding that the issuer’s shares are listed on a national securities exchange, and the FCRT charter provides that these rights would only be available in that particular instance if the FCRT board of directors affirmatively permits them.

Specifically, under the MGCL, appraisal rights are available to stockholders of an exchange-listed corporation if (a) the stockholders are receiving cash (other than in lieu of fractional shares), or other consideration other than stock or depositary receipts of the successor, in a merger, consolidation or share exchange, (b) the directors and executive officers of the corporation were the beneficial owners, in the aggregate, of 5% or more of the outstanding voting stock of the corporation at any time during the prior year and (c) the stock held by the directors and executive officers, or any of them, is being converted or exchanged in the transaction for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not otherwise available to all holders. (Please note that this exception does not apply when the directors’ and officers’ stock is held in a compensatory plan or arrangement approved by the board of directors and the treatment of the stock in the transaction is approved by the

Ms. Sonia Gupta Barros,	-3-

board.) FCE does not view this narrow circumstance (i.e., this exception to the general rule in the MGCL that appraisal rights are not available to stockholders of an exchange-listed company), which may never occur, as material to its analysis of the applicability of the unbundling rules. The circumstances in which this situation might occur are quite remote (in fact, this exception was adopted by the Maryland legislature to address a singular, unique fact pattern). Moreover, as a general matter, the FCRT charter provision may be viewed as favorable to shareholders because it provides them with a right that they would not otherwise have — the possibility of appraisal rights in a range of transactions in which such rights otherwise would be prohibited by the MGCL, including when FCRT’s shares are listed on a national securities exchange, if FCRT’s board determines that such rights should apply.

In short, because appraisal rights arise under the relevant corporate statutes and not in either company’s charter or bylaws, and after taking into account the broad statutory exceptions to appraisal rights for exchange-listed companies in Maryland, FCE views the feature in the FCRT charter (which eliminates a very narrow statutory right and, at the same time, grants the FCRT board a right to provide appraisal rights if and when the board so determines) as not rising to the level of materiality that would warrant its being presented to shareholders for separate approval.

Please also let me know as soon as possible if you have any further comments or questions or if this information enables you to conclude your review of the registration statement.

Very truly yours,

/s/ Benjamin R. Weber
Benjamin R. Weber

cc:	Wilson Lee
Daniel Gordon
Jerard Gibson
(Securities and Exchange Commission)

Geralyn M. Presti, Esq.
(Forest City Enterprises, Inc.)

Thomas A. Aldrich, Esq.
(Thompson Hine LLP)